SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

GREENFIELD ONLINE, INC.

(Name of Subject Company (Issuer))

CRISP ACQUISITION CORPORATION

MICROSOFT CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

395150105

(CUSIP Number of Class of Securities)

Keith R. Dolliver

Associate General Counsel, Finance and Operations

Microsoft Corporation

One Microsoft Way

Redmond, WA 98052-6399

(425) 882-8080

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Lance Bass

Andrew Moore

Perkins Coie LLP

1201 Third Avenue, Suite 4800

Seattle, WA 98101-3099

(206) 359-8000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$524,122,970	$20,598.03

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the tender offer price of $17.50 per share by the sum of (i) 26,339,931 shares of common stock of Greenfield Online, Inc. issued and outstanding, and (ii) 3,609,953 shares of common stock issuable on or before expiration of the offer pursuant to outstanding stock options. The calculation of the filing fee is based on Greenfield Online, Inc.’s representation of its capitalization as of September 9, 2008.

(2)	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, was calculated by multiplying the transaction valuation by 0.00003930.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $20,598.03	Filing Party: Crisp Acquisition Corporation and Microsoft Corporation
Form or Registration No.: Schedule TO	Date Filed: September 11, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 4 (the “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 11, 2008, as amended by Amendment No. 1 filed on September 18, 2008, Amendment No. 2 filed on September 29, 2008 and Amendment No. 3 filed on October 7, 2008 (as amended and supplemented, the “Schedule TO”), by (i) Crisp Acquisition Corporation (the “Purchaser”), a Delaware corporation and a direct wholly owned subsidiary of Microsoft Corporation, a Washington corporation (“Microsoft”), and (ii) Microsoft. The Schedule TO relates to the offer by the Purchaser and Microsoft to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Greenfield Online, Inc., a Delaware corporation (“Greenfield”), at a purchase price of $17.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2008 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment No. 4 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 4. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 11.	Additional Information.

Items 6, 8 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of Wednesday, October 8, 2008. Based on information provided by the Depositary, as of such time, an aggregate of 25,946,766 Shares (including 2,684,338 Shares tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase) were validly tendered and not withdrawn pursuant to the Offer. Microsoft and the Purchaser have been informed by Greenfield that the number of issued and outstanding Shares as of October 8, 2008, the date of the expiration of the Offer, was 26,370,252. The validly tendered Shares (including the Shares tendered pursuant to the guaranteed delivery procedures), together with the 1,500 Shares already owned by Microsoft, represent approximately 98.4% of the outstanding Shares as of October 8, 2008. The Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn pursuant to the terms of the Offer. Payment for Shares accepted for payment is expected to be made immediately pursuant to the terms of the Offer.

Pursuant to the Merger Agreement, each Greenfield director, other than Joel R. Mesznik and Joseph A. Ripp, submitted letters of resignation from the board of directors of Greenfield effective immediately upon the Acceptance Time. Effective immediately upon the Acceptance Time, the Greenfield board of directors appointed Keith R. Dolliver, Benjamin O. Orndorff and John A. Seethoff as Greenfield directors. Such individuals were designated for appointment as directors by Microsoft pursuant to the Merger Agreement, and their appointment provides Microsoft with majority representation on the Greenfield board of directors.

Microsoft intends to effect, as soon as practicable after the satisfaction of all the conditions set forth in the Merger Agreement, a “short-form” merger of the Purchaser with and into Greenfield with Greenfield as the surviving corporation (the “Merger”). If necessary to effectuate the “short-form” merger, the Purchaser will exercise the Top-Up Option under the Merger Agreement to purchase from Greenfield, at a price of $17.50 per Share, the number of newly issued Shares equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by Microsoft or any of its subsidiaries (including the Purchaser) at the time of exercise of the Top-Up Option, constitutes the least amount required so that Microsoft and the Purchaser own more than 90% of the number of Shares outstanding on a fully diluted basis immediately after exercise of the Top-Up Option. At the time upon which the Merger will become effective (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than any Shares held (i) by any direct or indirect wholly owned subsidiary of Greenfield, which Shares will be cancelled and cease to exist without delivery of consideration, (ii) in treasury by Greenfield, which Shares will be cancelled and cease to exist without delivery of consideration, or (iii) by stockholders who exercise appraisal rights under Delaware law with respect to the Shares) will be canceled and converted into the right to receive the same $17.50 in cash per Share, without interest thereon and less any required withholding taxes, that was paid in the Offer. Following the Merger, Greenfield’s common stock will cease to be traded on the NASDAQ Global Market and Greenfield will become a direct wholly owned subsidiary of Microsoft.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROSOFT CORPORATION

By:	/s/ Keith R. Dolliver

Keith R. Dolliver
Assistant Secretary

CRISP ACQUISITION CORPORATION

By:	/s/ Keith R. Dolliver

Keith R. Dolliver
President and Treasurer

Date: October 9, 2008

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated September 11, 2008.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of summary advertisement, published September 11, 2008 in The Wall Street Journal.*

(a)(5)(A)	Press release issued by Microsoft, dated August 29, 2008 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Microsoft and the Purchaser with the SEC on August 29, 2008).

(a)(5)(B)	Joint press release issued by Microsoft and Greenfield, dated September 10, 2008 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Microsoft and the Purchaser with the SEC on September 10, 2008).

(a)(5)(C)	Complaint filed by Craig Ginman in the Connecticut Superior Court, Hartford Judicial District, on September 15, 2008.**

(a)(5)(D)	Application for a Temporary Injunction and Motion for Expedited Proceedings filed by Craig Ginman in the Connecticut Superior Court, Hartford Judicial District, on September 15, 2008.**

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 29, 2008, by and among Microsoft Corporation, Crisp Acquisition Corporation and Greenfield Online, Inc.* †

(g)	Not applicable.

(h)	Not applicable.

* Previously	filed on September 11, 2008 as an exhibit to the Schedule TO.

**    Previously filed on September 18, 2008 as an exhibit to Amendment No.1 to the Schedule TO.

†      The Merger Agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about the filing persons. Such information can be found elsewhere in the Schedule TO and, to the extent applicable, in other public filings these entities make, including such filings made with the SEC which are available without charge at http://www.sec.gov. The Merger Agreement may contain representations and warranties by the filing persons and the other parties to the Merger Agreement. The representations and warranties reflect negotiations between the parties to the Merger Agreement and, in certain cases, merely represent allocation decisions among the parties and may not be statements of fact. As such, the representations and warranties are solely for the benefit of the parties to the Merger Agreement and may be limited or modified by a variety of factors, including: subsequent events; information included in public filings; disclosures made during negotiations; correspondence between the parties; and disclosure schedules to the Merger Agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and you should not rely on them as statements of fact.